July 8, 2010
VIA EDGAR
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Campbell Strategic Allocation Fund, L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed June 16, 2010 File No. 333-166320

Campbell Global Trend Fund, L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed June 16, 2010 File No. 333-166321
Dear Mr. Kluck:
     The following is an item-by-item response to the comments made by the Commission in your letter dated July 6, 2010:
Cover Page of the Prospectus
     1. Please confirm to us that each of the classes of the Global Trend Series (USD) will be initially offered at net asset value as disclosed on the cover page of the prospectus.
Response:

We hereby confirm each of the classes of the Global Trend Series (USD) will be initially offered at net asset value as disclosed on the cover page of the prospectus.
     2. Please disclose any arrangements to place the funds in an escrow, trust or similar account until the minimum is reached. See Item 501(b)(8)(iii) of Regulation S-K.
Response:

The following disclosure will be added to the cover page of the prospectus, “Subscription funds received during the initial offering period will be deposited in escrow accounts at PNC Bank, National Association, the escrow agent, and held there until the funds are released for trading purposes or returned to the payors of such funds in case of rejection.”

Mr. Tom Kluck
Securities and Exchange Commission

     3. Please include the “Subject to Completion” legend as required by Item 501(b)(10) of Regulation S-K or advise.
Response:

The “Subject to Completion” Legend will be included in the amendment filing.
The Risks You Face, Page 18
     4. We note that your introductory paragraph does not disclose whether all known material risks have been presented in your discussion. Accordingly, please revise the risk factors discussion as necessary and indicate in the introductory paragraph that you have presented all known material risks in your discussion.
Response:

We respectfully submit that no regulation, rule or instruction of which we are aware requires that the introductory paragraph under this heading disclose whether all known material risks have been presented in the discussion that follows. Indeed, no regulation, rule or instruction of which we are aware requires that an introductory paragraph be included at all. We respectfully submit that the disclosure under the heading “The Risks You Face,” taken as a whole, conforms to the requirements of Item 3 of Part I of Form S-1 and Item 501(c) of Regulation S-K.

Notwithstanding the foregoing, we have revised the introductory paragraph to read as follows:

“The Shares are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the Shares. You should consider carefully the risks described below before making an investment decision regarding either the Strategic Allocation Fund or the Global Trend Fund, unless otherwise indicated. You should also refer to the other information included in this prospectus, including in the financial statements and the related notes.”

We respectfully submit that the introductory paragraph, as revised, is consistent with the introductory paragraph under the same heading in the prospectus of numerous other commodity pools and similar investment funds recently reviewed by the Staff, including, for example, the following: Nuveen Diversified Commodity Fund (Registration No. 333-130360); ETFS Platinum Trust (Registration Number 333-164406); iShares® S&P GSCI™ Commodity-Indexed Trust (Registration No. 333-160440); PowerShares DB Commodity Index Tracking Fund (Registration No. 333-125325); United States Natural Gas Fund, LP (Registration No. 333-1137871); ProShares Trust II (Registration No. 333-146801); streetTRACKS Gold Trust (File No. 333-105202); and CurrencySharesSM Mexican Peso Trust (Registration No. 333-

Mr. Tom Kluck
Securities and Exchange Commission

132367). The foregoing list is by no means exhaustive, and is merely intended to provide a representative sample of commodity pools and similar investment funds with different sponsors and counsel whose introductory paragraph under this heading is consistent with ours.
The Funds’ Investments Could Be Illiquid, Page 18
     5. We note your response to comment 3 and comment 12 in our letter dated May 14, 2010. As discussed in your response to comment 12, while a cut to market exposure is an effort to reduce risk, it could also reduce the amount of profit. Therefore, please revise your risk factors or include a separate risk factor that discusses the risk presented when the Funds must cut market exposure due to economic and geopolitical difficulties or advise.
Response:

We propose adding the following separate risk factor on page 18 after the “The Funds’ Investments Could Be Illiquid” risk factor:

Reduced Market Exposure in Times of High Volatility May Limit Profit Potential

During periods of high volatility in the markets, the Funds may reduce their market exposure. While the purpose of such reductions is to attempt to limit potential losses to the Funds, such reductions may also have the affect of limiting potential profits for such time as the Funds’ market exposure remains reduced.
Plan of Distribution
     6. Please discuss the principal terms of any agreement or understanding that the registrant has entered into with broker-dealers prior to the effective date of the registration statement. Also identify the broker-dealers which will participate in the offering and state the amount to be offered through each, if known. See Item 508(c)(2) of Regulation S-K.
Response:

The following language has been added to the end of the first paragraph of “Plan of Distribution”:

The Funds have entered into agreements with several selling agents. There are no volume limitations on sales and any agreement can be terminated without penalty on short notice by either party. A current list of selling agents includes, but is not limited to: Campbell Financial Services, Inc.; Girard Securities, Inc.; Prospera Financial Services, Inc.; and Stifel, Nicolaus & Company, Incorporated. See “—The Selling Agents” for a discussion of the terms of the agreements.

Mr. Tom Kluck
Securities and Exchange Commission

Campbell Global Trend Fund, L.P.
Note 1. Organization and Summary of Significant Accounting Policies
F. Organization and Initial Offering Costs, Page 98
     7. We note your response to comment 4 in our letter dated May 14, 2010 relating to your accounting policy for organization costs. Please revise your disclosure in Note 1.F. on page 98 to indicate that, consistent with your response, organization costs will be expensed as incurred.
Response:
     We have revised the disclosure in Note 1.F. to read as follows (added language underlined):
F. Organization and Initial Offering Costs

Organization and initial offering costs will be advanced by the general partner and are estimated to total approximately $400,000. Each Class of Units, excluding Class E (USD) and Class C (GLD), will be charged a monthly rate of 1/12 of 0.5% (0.5% annualized) of each Class of Units’ month-end net asset value (as defined in the Amended Agreement of Limited Partnership) until such amounts are fully reimbursed. The reimbursement is limited to 2.5% of the total subscriptions accepted by the Fund. The Fund will only liable for payment of offering costs on a monthly basis. If the Fund terminates prior to completion of payment of such amounts to Campbell & Company, Campbell & Company will not be entitled to any additional payments and the Fund will have no further obligation. Organizational costs will be charged to expense as incurred and offering costs will be charged directly to partners’ capital.
Please telephone the undersigned at (410) 413-4552 as soon as your review of our response is completed. Thank you in advance for your prompt attention to this matter and for your continuing cooperation.
Sincerely,
/s/ Thomas P. Lloyd
Thomas P. Lloyd
General Counsel